Exhibit 99.1

News Release
B2Gold Announces Meeting Date and Record Date
and Approval of Advance Notice Policy

Vancouver, May 16, 2014 – B2Gold Corp. (TSX: BTO, NSX: B2G, NYSE MKT:BTG) (“B2Gold” or the “Company”) announced today that it will hold its annual and special meeting of shareholders (the “Meeting”) on June 13, 2014. The record date for determining those shareholders entitled to vote at the Meeting has been set as the close of business on May 8, 2014.

B2Gold also announced today the approval by its board of directors of an advance notice policy (the “Policy”) on April 22, 2014. The Policy requires, among other things, advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

The Policy fixes a time by which holders of record of common shares of B2Gold must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to be made. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was given by the Company.

The Policy is effective and in full force and effect as of the date it was approved by the board of directors. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for their approval at the Meeting, and if the policy is not confirmed at the Meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the Meeting.

For purposes of the Meeting, in accordance with the terms of the Policy, the board of directors has determined that notice of nominations of persons for election must be received by the Company in compliance with the Policy no later than the close of business on May 26, 2014.

The full text of the Policy will be available under the Company’s profile on SEDAR at www.sedar.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, availability of credit facilities, potential acquisitions and the benefits expected from acquisitions. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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